Exhibit 99.1

PRESS RELEASE

Patent Approval for BiondVax:

BiondVax Receives Approval for a Patent for its Universal Flu Vaccine in Israel

The patent approval extends and strengthens BiondVax's international intellectual property portfolio

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV) which is developing the Universal Flu Vaccine, announced today that its patent application in Israel on the Multimeric Multi-Epitope Polypeptide Influenza Vaccines (a universal flu vaccine), was accepted.

This patent application belongs to the main family of patents of BiondVax for vaccination against influenza in humans, and specifically vaccines that confer long-lasting protection against multiple and differing flu strains. The Israeli Intellectual Property Office accepted BiondVax’s claims for M-001 (BiondVax’s universal flu vaccine) and similar polypeptides.

Patent protection has already been granted in a number of other countries, namely the United States, Europe, Japan, Hong Kong, Australia, China, Russia, Mexico and Korea.

Ron Babecoff, CEO of BiondVax said “We are very pleased that the Israeli patent authorities accepted the uniqueness of our universal flu vaccine solution, approving this main patent of BiondVax. Our solution is patent protected in many of the countries where we believe our vaccine will provide increased protection to the local population from flu, including multiple European countries, in the United States and in the Far East.”

About BiondVax Pharmaceuticals Ltd

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax’s technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

Weizmann Science Park, 14 Einstein Street, PO Box 4143, Nes Ziona 74140, Israel
Tel: +972 8 930 2529 ● Fax:+972 8 930 2531 ● www.biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, BiondVax’s ability to continue obtaining and maintaining intellectual property protection for our Universal Flu Vaccine, risks inherent in the development and commercialization of potential products, dependence upon collaborators, and adequacy of capital resources for product development and commercialization. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

For further information, please contact:

Company Contact Limor Chen, Director of BD limor.c@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 kenny@biondvax.com

Weizmann Science Park, 14 Einstein Street, PO Box 4143, Nes Ziona 74140, Israel
Tel: +972 8 930 2529 ● Fax:+972 8 930 2531 ● www.biondvax.com